- i - CURALEAF HOLDINGS, INC. 290 Harbor Drive Stamford, CT 06902 NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF THE SHAREHOLDERS NOTICE IS HEREBY GIVEN that the annual general and special meeting of shareholders (the “Meeting”) of Curaleaf Holdings, Inc. (the “Company”) will be held on June 22, 2026 at 9:00 a.m. (Eastern Time). This year again, the Meeting will be held in a virtual format only. Our virtual Meeting will allow all shareholders an equal opportunity to attend, vote and submit questions, no matter where they may physically be located on June 22, 2026. The Meeting will be held in virtual form only via live webcast at https://meetings.lumiconnect.com/200-400-246-452. The items for consideration at the Meeting are as follows: 1. to receive and consider the annual audited financial statements of the Company for the financial year ended December 31, 2025, together with the notes thereto and the auditors’ report thereon (the “Financial Statements”); 2. to set the number of directors to ten (10) and elect as directors for the forthcoming year the nominees proposed by the Company, as more particularly described in the accompanying management Circular (the “Circular”); 3. to appoint BDO USA, P.C. (“BDO”), as auditors of the Company and authorize the board of directors of the Company (the “Board”) to fix the auditors’ remuneration and terms of engagement, as more particularly described in the Circular; 4. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve the continued ability of the Company to issue awards under the Company’s 2018 Stock and Incentive Plan (as amended from time to time), including the approval of unallocated awards thereunder, as more particularly described in the Circular; 5. to consider and, if deemed advisable, to pass, with or without variation, a special resolution to approve an amendment to the articles of the Company having the effect of amending the share capital of the Company, as more particularly described in the Circular; 6. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve the implementation of a proposed exchange program whereby up to 10,070,478 of the Company’s currently outstanding stock options having an exercise price or subject to performance vesting conditions tied to a trading price per share equal to or exceeding $5.00 would be exchanged for restricted share units of the Company (the “Option/RSU Exchange”), provided that the Option/RSU Exchange, as it relates to insiders of the Company, shall be subject to an ordinary resolution of disinterested Shareholders of the Company as required under applicable stock exchange rules and applicable securities legislation, as more particularly described in the Circular; 7. to consider and, if thought advisable, to pass, with or without variation, a special resolution to approve a plan of arrangement (the “Plan of Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) involving, among other things, the

- ii - continuation of the Company out of British Columbia, Canada to the State of Delaware in the United States, as more particularly described in the Circular; and 8. to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. As a shareholder of the Company (a “Shareholder”), it is very important that you read the Circular and other Meeting Materials (as defined herein) carefully. They contain important information with respect to the matters to be considered at the Meeting, on how to vote your shares and to attend and participate at the Meeting. The record date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is May 5, 2026 (the “Record Date”). Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof. This year again, the Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all Shareholders (or their duly appointed proxyholders) will have an equal opportunity to participate in the Meeting regardless of geographic location and the size of equity ownership. Shareholders will not be able to attend the Meeting in person. Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting online at https://meetings.lumiconnect.com/200-400-246-452, where they can participate, vote, or submit questions during the Meeting’s live webcast. Non-registered holders of subordinate voting shares of the Company (“Non-Registered Holders”) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but will not be able to participate or vote at the Meeting. If you are a Non-Registered Holder and have received these materials through your broker or through another intermediary, please follow the instructions set out in the voting instruction form or other instructions received from your financial intermediary to ensure that your subordinate voting shares of the Company will be voted at the Meeting by a duly appointed proxyholder or to ensure that you will be able to personally attend, participate and vote at the Meeting. To be effective, the enclosed proxy or voting instruction must be returned to the Company’s registrar and transfer agent, Odyssey Trust Company (“Odyssey”) by: (i) mail using the enclosed return envelope; or (ii) hand delivery to Odyssey at Odyssey Trust Company, 1230, 300 5th Ave SW, Calgary, AB, T2P 3C4. Alternatively, you may vote by Internet at https://vote.odysseytrust.com and by clicking “Vote.” All instructions are listed on the proxy or voting instruction form. Your proxy or voting instruction form must be received in each case no later than 4:00 p.m. (Eastern Time) on June 18, 2026 or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) before the beginning of any adjournment(s) or postponement(s) to the Meeting. A Shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her or it at the Meeting (including Non-Registered Holders who wish to appoint themselves as proxyholder in order to assist and vote at the Meeting directly) may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. Such appointed person need not be a Shareholder. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your shares, including if you are a Non-Registered Holder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form

- iii - of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. Without a Username, proxyholders will not be able to participate or vote at the Meeting and will only be able to attend as guests. To register a proxyholder, Shareholders MUST send an email to appointee@odysseytrust.com and provide Odyssey with their proxyholder’s contact information, amount of shares appointed, name in which the shares are registered if they are a registered Shareholder, or name of broker where the shares are held if they are a beneficial Shareholder, so that Odyssey may provide the proxyholder with a Username via email. If you are a Non-Registered Holder, a voting instruction form, instead of a form of proxy, will be enclosed. You must follow the instructions provided by your intermediary in order to vote your shares. Non-Registered Holders are Shareholders that do not hold their shares of the Company in their own name and whose shares are held through an intermediary. Whether or not you plan to attend the Meeting via live webcast, we encourage you to read the accompanying management information circular and promptly vote your shares. DISSENT RIGHTS ON PLAN OF ARRANGEMENT Pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”), the Plan of Arrangement and the interim order issued by the Supreme Court of British Columbia on May 7, 2026, each registered shareholder of the Company has the right to dissent in respect of the special resolution approving the Plan of Arrangement. To exercise such dissent right: (a) a written notice of dissent must be received by the Company c/o Stikeman Elliott LLP, at 1155, René-Lévesque Boulevard West, 41st Floor, Montréal (Québec) H2B 3V2, Canada, to the attention of Vanessa Coiteux by 5:00 p.m. (Vancouver time) on June 18, 2026 or the business day that is two business days before the Meeting or any date to which the Meeting may be postponed or adjourned; (b) such shareholder must not have voted in favor of the special resolution approving the Plan of Arrangement; and (c) such shareholder must have otherwise complied with the provisions of sections 237 to 247 of the BCBCA, as modified and supplemented by the Plan of Arrangement, the interim order and a final order made by the court approving the Plan of Arrangement. The right to dissent is described in the accompanying Circular and the text of each of the Plan of Arrangement, sections 237 to 247 of the BCBCA and the interim order of the court, which are set forth in Appendices D, E and F, respectively, to the accompanying Circular. Persons who are beneficial holders of the Company’s shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent in respect of the special resolution should be aware that only registered shareholders are entitled to dissent. Accordingly, a beneficial Shareholder desiring to exercise this right of dissent must make arrangements for the shares beneficially owned by such person to be registered in their name prior to the time the written notice of dissent to the special resolution is required to be received by the Company or, alternatively, make arrangements for the registered shareholder to dissent on their behalf. Failure to strictly comply with the requirements set forth in sections 237 to 247 of the BCBCA, as modified and supplemented by the Plan of Arrangement, the interim order and the final order of the court (if applicable), may result in the loss of any right of dissent with respect to the special resolution. In the event that Shareholders entitled to vote at the Meeting have exercised rights of dissent in respect of the Plan of Arrangement, the Board may, in its sole discretion, decide not to proceed with the Arrangement.

- iv - NOTICE OF AVAILABILITY OF MEETING MATERIALS Notice is also hereby given that the Company has decided to use the notice-and-access method to deliver the Information Circular, the Financial Statements and related management’s discussion and analysis, and other meeting materials of the Meeting (the “Meeting Materials”) to both Non-Registered Holders and registered Shareholders. The notice-and-access mechanism allows the Company to deliver the Meeting Materials over the Internet in accordance with the notice-and-access rules adopted by the Canadian Securities Administrators under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer. Under the notice-and-access system, registered Shareholders will receive a form of proxy and Non-Registered Holders will receive a voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the Meeting Materials, Shareholders will receive a notification with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the printing and mailing costs of the Meeting Materials. Shareholders are reminded to review carefully the Meeting Materials prior to voting. Websites Where Meeting Materials Are Posted Meeting Materials can be viewed online under the Company’s profile on SEDAR+ at www.sedarplus.ca or at https://odysseytrust.com/client/crlf-holdings-inc/, the website for the Meeting Materials maintained by Odyssey. The Meeting Materials will remain posted on the Company’s profile on SEDAR+ and on Odyssey’s website at least until the date that is one year after the date the Meeting Materials were posted. How to Obtain Paper Copies of the Meeting Materials Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made at any time up to one year from the date the Meeting Materials are posted on Odyssey’s website. In order to receive a paper copy of the Meeting Materials, or if you have questions concerning notice-and-access, please call Odyssey, at 1-888-290-1175 (toll-free in North America) or at 1-587-885-0960 (direct from outside of North America). To receive paper copies of the Meeting Materials in advance of the voting deadline and the Meeting date, requests for paper copies must be received by no later than June 1, 2026. If you do request a paper copy of the Meeting Materials, please note that another form of proxy or voting instruction form will not be sent; please retain the one received with this notice of Meeting and availability of Meeting Materials, for voting purposes. DATED at Stamford, Connecticut this 7th day of May, 2026. BY ORDER OF THE BOARD (signed) “Boris Jordan” Boris Jordan, Chairman and Chief Executive Officer